Filed by Liberty Global, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.
Commission File No.: 000-50886
Liberty Global, Inc.
Commission File No.: 000-51360

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Inc., Virgin Media Inc. or the new Liberty Global holding company.  In connection with the proposed acquisition of Virgin Media by Liberty Global, Liberty Global and Virgin Media will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC), and the new Liberty Global holding company will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and the new Liberty Global holding company, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.

The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global’s directors and executive officers is available in its proxy statement filed with the SEC by Liberty Global on April 27, 2012, and information regarding Virgin Media’s directors and executive officers is available in its proxy statement filed with the SEC by Virgin Media on April 30, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to shareholder returns, our expectations with respect to future growth prospects, and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approval, the ability to finance the transaction (including the completion of the debt financing), the ability to successfully operate and integrate the Virgin Media operation and realize estimated synergies, as well as other factors detailed from time to time in Liberty Global’s and Virgin Media’s filings with the Securities and Exchange Commission (“SEC”)  including our most recently filed Forms 10-K and 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The following is a transcript of a video by Mike Fries, President and CEO of Liberty Global, Inc., which was posted on Liberty Global’s internet and intranet websites and on Virgin Media Inc.’s website.

Liberty Global CEO Video Address Script

Hello, I’m Mike Fries, President and CEO of Liberty Global.

And today I am extremely excited to announce our agreement to acquire Virgin Media, the U.K.’s largest cable company, in a stock and cash merger valued at approximately $23 billion.

This transaction is a natural extension of the value creation strategy we’ve been successfully deploying for years.

Together, this powerful combination will enhance our position as the world’s leading broadband communications company, providing 25 million customers with 47 million video, voice and broadband services across 12 European countries.

It won’t surprise you to learn that Liberty Global and Virgin Media have complementary strengths when it comes to our technology platforms, product roadmaps and core operating strategies.

It’s a perfect fit from that perspective.

As you know, the U.K. is Europe’s largest and most dynamic media market, and Virgin Media under Neil Berkett’s leadership has done a tremendous job redefining the digital video and broadband experience for consumers, and bringing to life one of the best brands in the country.  We’re so impressed with the management team and their success in that market.

Now our business thrives on scale — always has and it always will.

Our growth strategy over the last decade has been dedicated to rebalancing our operations into markets where we can derive scale benefits on an operating, technology and strategic level.

Upon completion, roughly 80% of Liberty Global’s revenues will come from just 5 strong and stable European countries — the U.K., Germany, Belgium, Switzerland and the Netherlands — solidifying our ability to generate consistent and steady growth, improve margins and enhance free cash flow.

If you are a Virgin Media employee or customer — I’d like to welcome you to the Liberty Global family.

You should know that over the last 24 years, we have been focused on three things.

Investing significant amounts of capital, every year,  in building and maintaining the best digital and broadband networks in the industry.

In the great tradition of the cable industry, we’ve also been extremely focused on innovation — and the first to launch new products in our markets — like 150 mpbs broadband speeds, and our revolutionary home entertainment platform — which we call Horizon.

And we’ve maintained a unique culture.

One that combines the entrepreneurial spirit of the early pioneers in this business — like our Chairman, Dr. John Malone — with a transparent commitment to rewarding leadership, providing mobility across our footprint and keeping things fun and spirited.

You’ll see that soon enough.

If you are a Virgin Media shareholder, we’re excited to be working for you.

I think you’ll enjoy learning about our larger operations like Germany where in the twelve months ended September we added nearly 700k new video, voice and data subs, and grew annual revenue over 10%.

And I’m happy to say that, like Virgin Media, we are committed to generating strong free cash flow and reinvesting in our stock through buy backs — in our case, over $9b worth since our program began.

With the combined growth profile of Liberty Global and Virgin Media, including significant synergies, declining capex intensity and a very favorable tax posture — we expect to accelerate that strategy in the future.

And have targeted $3.5 billion in share repurchases over the next two years.

I know I speak for our entire company of more than 21,000 employees when I say that we are thrilled to be joining forces with the talented and dedicated team at Virgin Media.

We’re in for a great ride.

In my 25 years, there’s never been a more exciting time to be in this business.

I look forward to seeing you soon.

Until then, all the best.